UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☐ Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)

WILMINGTON SAVINGS FUND SOCIETY, FSB

(Exact name of trustee as specified in its charter)

N/A	51-0054940
(Jurisdiction of incorporation of organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)
500 Delaware Avenue, 11th Floor Wilmington, DE	19801
(Address of principal executive offices)	(Zip Code)

WILMINGTON SAVINGS FUND SOCIETY, FSB

CONTROLLERS OFFICE

500 Delaware Avenue

Wilmington, DE 19801

(302) 792-6000

(Name, address and telephone number of agent for service)

EROS INTERNATIONAL PLC

(Exact name of obligor as specified in its charter)
Isle of Man	N/A
(State or other jurisdiction or incorporation or organization)	(I.R.S. Employer Identification Number)
550 County Avenue Secaucus, New Jersey	07094
(Address of principal executive offices)	(Zip Code)

______________________

Debt Securities

(Title of the indenture securities)

ITEM 1.  GENERAL INFORMATION. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Securities and Exchange Commission

Washington, DC 20549

Federal Reserve

District 3

Philadelphia, PA

FDIC

Washington, DC 20549

Office of the Comptroller of the Currency

New York, NY 10173

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

ITEM 2.  AFFILIATIONS WITH THE OBLIGOR. If the obligor is an affiliate of the trustee, describe each affiliation:

Based upon an examination of the books and records of the trustee and information available to the trustee, the obligor is not an affiliate of the trustee.

ITEM 16.  LIST OF EXHIBITS. Listed below are all exhibits filed as part of this Statement of Eligibility and Qualification.

Exhibit 1. A copy of the articles of association of the trustee as now in effect.*

Exhibit 2. Not applicable.

Exhibit 3. Not applicable.

Exhibit 4. A copy of the existing bylaws of the trustee as now in effect.*

Exhibit 5. Not applicable.

Exhibit 6. The consents of United States institutional trustees required by Section 321(b) of the Act.*

Exhibit 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.**

Exhibit 8. Not applicable.

Exhibit 9. Not applicable.

*	Incorporated by reference to Exhibit 25.1 to Registration Statement on Form S-4 (file no. 333-211293) filed on May 11, 2016.
**	Filed herewith.

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Savings Fund Society, FSB, a federal savings bank organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilmington and State of Delaware on the 4th day of December, 2017.

WILMINGTON SAVINGS FUND SOCIETY, FSB

Attest: /s/ Patrick Healy	By: /s/ Geoffrey J. Lewis
Assistant Secretary	Name: Geoffrey J. Lewis
Title: Vice President